Exhibit 99.1

Scotiabank Receives Approval to Repurchase Up to 24 Million of its Common Shares

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, May 30, 2019 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") announced today that the Toronto Stock Exchange ("TSX") and the Office of the Superintendent of Financial Institutions ("OSFI") have approved its normal course issuer bid to purchase up to 24 million of its Common Shares. This represents approximately two per cent of the 1,222,156,667 Common Shares issued and outstanding as of May 24, 2019.

Scotiabank believes that the purchase of its Common Shares at market prices may be an appropriate use of its funds to generate shareholder value, as well as for capital management purposes.

Purchases under the bid may commence on June 4, 2019, and will terminate on June 3, 2020, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by Scotiabank through the facilities of the TSX, as well as alternative Canadian trading systems. The price that Scotiabank will pay for any such Common Shares will be the market price of such Common Shares at the time of acquisition. Purchases may also be made through other means permitted by the TSX and applicable securities laws, including by private agreements or under specific share repurchase programs pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

Based on the average daily trading volume of 2,809,771 Common Shares during the last six calendar months on the TSX, daily purchases will be limited to 702,442 Common Shares, other than block purchase exceptions. Common Shares purchased under the bid will be canceled.

Scotiabank will establish an automatic repurchase plan on June 4, 2019, under which its broker, Scotia Capital Inc., may periodically purchase its Common Shares pursuant to the normal course issuer bid within a defined set of criteria which Scotiabank would not vary or suspend. The actual number of Common Shares purchased under the automatic repurchase plan, the timing of purchases and the price at which the Common Shares are bought will depend upon future market conditions. On a quarterly basis, Scotiabank will notify OSFI prior to making purchases.

Under its current normal course issuer bid for the purchase of up to 24 million Common Shares which expires on June 3, 2019, Scotiabank purchased 13,908,400 Common Shares for cancelation at a volume weighted average price of approximately $73.73 per Common Share as of May 24, 2019.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 520-3906, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 07:30e 30-MAY-19